Exhibit 99.61

VERSES

VERSES Announces Receipt for Final Short Form Prospectus and Deemed Exercise of Special Warrants

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Oct. 06, 2023 -- VERSES AI Inc. (NEO:VERS) ("VERSES" or the "Company") is pleased to announce that it has filed a final short form prospectus ("**Prospectus**") and obtained a receipt (the "**Receipt**") in each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario to qualify the distribution of (i) an aggregate of 6,612,849 units of the Company (the "**Units**") issuable upon the deemed exercise of 6,612,849 special warrants of the Company (the "**Special Warrants**") previously issued on July 6, 2023 (the "**Closing Date**") pursuant to prospectus exemptions under applicable securities legislation (the "**Offering**"); and (ii) 405,383 broker warrants of the Company (the "**Broker Warrants**") issuable upon the deemed exercise of 405,383 broker special warrants of the Company (the "**Broker Special Warrants**") previously issued on the Closing Date in connection with the Offering.

Each Unit consists of one Class A Subordinate Voting share of the Company (a "**Unit Share**") and one-half of one Class A Subordinate Voting share purchase warrant of the Company (each whole warrant, a "**Unit Warrant**"). Each Unit Warrant will entitle the holder thereof to purchase one Class A Subordinate Voting share (a "**Warrant Share**") at an exercise price of $2.55 (the "**Exercise Price**") per Warrant Share, subject to adjustment in certain circumstances, for 36 months following the Closing Date, pursuant to the terms of a warrant indenture (the "**Warrant Indenture**") dated as of the Closing Date between the Company and Endeavor Trust Company, as Unit Warrant agent (the "**Warrant Agent**"). If the volume weighted average trading price of the Class A Subordinate Voting shares of the Company (the "**Class A Shares**") is equal to or greater than $5.55 for any 10 consecutive trading day period on the NEO Exchange (or such other stock exchange where the Class A Shares are then listed) at any time following the Closing Date, the Company may provide notice to the Warrant Agent and the registered holders of the Unit Warrants (the "**Warrant Acceleration Notice**") in the manner specified pursuant to the terms of the Warrant Indenture stating that the expiry of the Unit Warrants will be accelerated to the date specified in such Warrant Acceleration Notice, provided such date will not be less than 30 trading days after the date of such Warrant Acceleration Notice.

Each Broker Special Warrant, upon automatic conversion, will entitle the holder thereof to receive one non-transferable warrant of the Company (a "**Broker Warrant**") at no additional cost. Each Broker Warrant will entitle the holder thereof to acquire one unit of the Company (a "**Broker Unit**") at a price per Broker Unit equal to $2.05, with each Broker Unit being comprised of one Class A Share (a "**Broker Unit Share**") and one-half of one non-transferable Class A Subordinate Voting share purchase warrant of the Company (each whole warrant, a "**Broker Unit Warrant**"). Each Broker Unit Warrant shall be exercisable into one Class A Share at the Exercise Price until July 6, 2026 pursuant to the terms of the Warrant Indenture, and such Broker Unit Warrants will have the same terms as the Unit Warrants and will be subject to the terms and conditions of the Warrant Indenture.

As a result of obtaining the Receipt, the Company has delivered a notice to the agent for the Special Warrants that the Special Warrants shall be deemed to be exercised as of October 5, 2023. The Company has also delivered notice to the holders of Broker Special Warrants that the Broker Special Warrants shall also be deemed exercised as of October 5, 2023 in accordance with their terms. Following the deemed exercise of the Special Warrants and the Broker Special Warrants, the Company will issue the Units and the Broker Warrants to the holders of Special Warrants and the holders of Broker Special Warrants, respectively.

For more information on the Offering, please refer to the Company's news release dated July 6, 2023, available on the Company's profile on SEDAR+ at www.sedarplus.ca. A copy of the Prospectus can be obtained from the Company by request to Eric Holder at eric.holder@verses.ai.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company
Eric Holder
Director of Communications
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca

NEO Exchange has not reviewed or approved this press release for the adequacy or accuracy of its contents.

Forward-Looking Statements Cautionary Note

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "should," "would" or "occur." This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the issuance of the Units and the Broker Warrants following the deemed exercise of the Special Warrants and the Broker Special Warrants, respectively; and the terms of the Unit Warrants (including regarding acceleration thereof), Broker Special Warrants, Broker Warrants and Broker Unit Warrants. Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Company and its transfer agent will be able to issue the Units and the Broker Warrants in a timely manner; and that the Company will be able to adhere to the terms of the Unit Warrants (including regarding acceleration thereof), Broker Special Warrants, Broker Warrants and Broker Unit Warrants. Additionally, these forward-looking statements involve numerous risks and uncertainties, including without limitation: technology challenges, unforeseen delays in the issuance of the Units or the Broker Warrants and unanticipated costs. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.